Rio Tinto plc
6 St James’s Square
London, SW1Y 4AD
United Kingdom

February 25, 2022

US Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syrian Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syrian Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Rio Tinto plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on February 25, 2022.

Respectfully,

/s/ Steve Allen

Steve Allen
Company Secretary